UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39713

Ozon Holdings PLC

(Exact Name of Registrant as Specified in its Charter)

Arch. Makariou III, 2-4

Capital Center, 9th floor

1065, Nicosia

Cyprus

Telephone: +357 22 360 000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-t Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-t Rule 101(b)(7):  ☐

On November 18, 2022, Ozon Holdings PLC issued a press release together with the Notice of Annual General Meeting, copies of which are attached as Exhibit 99.1 and Exhibit 99.2 hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Ozon Holdings PLC dated November 18, 2022.

99.2	Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ozon Holdings PLC

By:	/s/ Igor Gerasimov
	Name:	Igor Gerasimov
	Title:	Chief Financial Officer, Executive Director

Date: November 18, 2022